SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR
'S
 TRAFFIC GROWS

19
%
IN
AUGUST

Ryanair today (Thursday, 4
th
 September 2008) published its passenger and load factor statistics for August 2008.

	Aug 07	Aug 08	Increase	12 mth to 31 Aug 08
Passengers (m) [1]	4.84m	5.78m	19%	55.12m
Load Factor [2]	91%	90%	-1%	81%

  Represents the number of booked seats flown by Ryanair.
  Represents the number of passengers as a proportion of the number of seats available for passengers.

Ends.

                     Thursday, 4
th
 September 2008

For further information:

Stephen McNamara

Pauline McAlester
Ryanair

Murray Consultants
Tel: 00 353 1 812 1212

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  4 September, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director